Exhibit 23.5

February 8, 2007

Consent of Expert

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-1 and related prospectus of B.O.S. Better Online Solutions Ltd. for the registration of transferable rights, exercisable to purchase ordinary shares of the Company, nominal value NIS 4.00 per share.

Melnik Oded Business Advisory Ltd.

By /s/ Melnik Oded Business Advisory Ltd.
Name: Oded Melnik
Title: Managing Director